EXHIBIT 2.1.

Morten Breum-Leer Attorney at Law Søren Frichs Vej 42A DK 8230 Åbyhøj, Aarhus Tel. +45 7011 0800 www.tvc.dk 27.1.2016 98093 / GIT

SHAREHOLDERS’ AGREEMENT

REGARDING SVM AUTOMATIK A/S

Company no. 32 27 22 23

Between	Stevanato Group International A.S. Identification number (IČO) 44 112 548 Agàtovà 22 84403 Bratislava Slovakia,

and	SVM Holding ApS Company no. 32 65 60 72 Brogesvej 10 8600 Silkeborg Denmark,

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CONTENTS

1	Definitions	4

2	Background and Purpose of the Agreement	7

3	General Meeting	8

4	Board of Directors	8

5	Material Decisions	9

6	Employment of the Owners	10

7	Accounting Principles, Financial Reporting and Auditor	11

8	The Company’s Business Activities	12

9	Dividend Policy	13

10	Restrictions on Pledge and Transfer / Transfer of Shares	13

11	SG Call Option	14

12	Holding Put Option	15

13	Option Purchase Price	16

14	Certain Intra-Group Transfers	19

15	Waivers	20

16	No Assignment	20

17	Parent Company Guarantee	20

18	Non-competition etc.	20

19	Entire Agreement and Interpretation	21

20	Breach	21

21	Amendments	22

22	Confidentiality	22

23	Term	23

24	Notices	23

25	Governing Law and Disputes	23

26	Conditions	24

27	Copies of Agreement	24

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SCHEDULES

Schedule 1.1 la	Accounting principles

Schedule 1.1.1b	Amendments regarding the accounting principles

Schedule 1.1.1c	Description of methods regarding the accounting principles

Schedule 1.1.14	Sample accounts regarding EBITDA

Schedule 1.1.25	NIBD1 calculation

Schedule 2.3	Business Plan dated 28 January 2016

Schedule 4.10	Rules of procedure of the Board

Schedule 6.1.1	Lars K. Hansen’s service contract

Schedule 6.1.2	Mogens K. Hansen’s service contract

Schedule 13.3a	Template for calculation of NIBD2

Schedule 13.3b	Template for calculation of Option Purchase Price

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1	DEFINITIONS

1.1	In this shareholders’ agreement with pertaining schedules, hereinafter referred to as the “Agreement”, the following terms and expressions shall be construed as follows:

1.1.1	“Accounting Principles”	shall mean the accounting principles set out in Schedule 1.1.1a with the amendments described in Schedule 1.1.1b and methods described in Schedule 1.1.1c.

1.1.2	“Affiliated”	shall mean in relation to one Person any other Person, directly or indirectly, Controlling, Controlled by or under the common Control with the first Person.

1.1.3	“Agreement”	shall mean this shareholders’ agreement including all schedules hereto.

1.1.4	“Articles”	shall mean the articles of association (in Danish: “Vedteegter”) of the Company.

1.1.5	“Board” or “Board of Directors”	shall mean the board of directors of the Company.

1.1.6	“Business Day”	any day where commercial banks in Denmark and in Italy normally are open for business.

1.1.7	“Business Plan”	shall mean the Party’s joint business plan dated 28 January 2016 attached as Schedule 2.3.

1.1.8	“Call Option”	shall have the meaning set out in clause 11.

1.1.9	“Companies Act”	shall mean the Danish Companies Act (in Danish: “selskab-sloven”) as amended from time to time.

1.1.10	“Company”	shall mean SVM Automatik A/S (Company No. 32 27 22 23), a private limited liability company incorporated and validly existing under the laws of the Kingdom of Denmark, having its registered office at Brogesvej 10, 8600 Silkeborg, Denmark.

1.1.11	“Control”	shall mean (directly or indirectly) (i) the holding of more than fifty (50) per cent of the shares of another legal entity, or (ii) the right to exercise more than fifty (50) per cent of the votes in another legal entity, or (iii) the right to appoint or remove the majority of the members of the board of directors or similar management body of another legal entity. The terms “Controlling”, “Controlled” and similar words shall be construed accordingly. For the purpose of this definition the Owners shall be considered as one person when exercising their influence, and therefore each of the Owners has indirect control of Holding.

1.1.12	“Date of Exercise”	shall mean the date on which the Exercise Notice is given to the other Party.

1.1.13	“Disputed Items”	shall have the meaning set out in clause 13.6.

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1.1.14	“EBITDA”	shall mean the Company’s annual earnings before interest, tax, depreciation and amortization as specified in Schedule 1.1.14 and the Accounting Principles and measured as an average of the last 3 accounting years finished before the Date of Exercise, with the specification included in clause 13.3.2, provided that in case of any discrepancy between the Accounting Principles and Schedule 1.1.14, Schedule 1.1.14 shall prevail.

1.1.15	“EUR”	Euro.

1.1.16	“Exercise Notice”	A written and dated notice to the other Party stating that the Party issuing the Exercise Notice is exercising the Call Option or the Put Option as the case may be.

1.1.17	“Exercising Party”	shall have the meaning set out in clause 13.3.

1.1.18	“First Holding”	shall have the meaning set out in clause 2.1.

1.1.19	“GAAP”	shall mean Generally Accepted Accounting Principles in Denmark.

1.1.20	“General Meeting”	shall mean any (general meeting) of shareholders of the Company, whether ordinary or extraordinary.

1.1.21	“Holding”	shall mean SVM Holding ApS (Company No. 32 65 60 72), a public limited liability company incorporated and validly existing under the laws of Denmark, having its registered office at Brogesvej 10, 8600 Silkeborg.

1.1.22	“Management”	shall mean the board of managers (in Danish: “direktionen”) appointed by the board of Directors, regardless if the board of managers has been registered at the Central Business Register (“CVR”).

1.1.23	“Material Decision”	shall have the meaning set out in clause, 5.1.

1.1.24	“Maturation Date”	shall have the meaning set out in clause 11.3.

1.1.25	“NIBD1”	shall mean DKK - 5,968,402, an amount equal to the sum of all cash and cash equivalent assets less the sum of all interest bearing debt, excluding from the calculation the Company’s total debt including interest as per 30 September 2015 towards E & FKH Holding ApS, owned by Folmer Hansen, principal amount as per the establishment of the loan on the 27 April 2015 of DKK 5,463,563.21. NIBD1 shall be calculated as a 24 month monthly average in the period starting from October 2013 and ending September 2015, both months, included

The balance sheet items to be included in the calculation of the NIBD1 and the NIBD1 calculation are attached as Schedule 1.1.25.

1.1.26	“NIBD2”	shall mean the net interest bearing debt an amount, equal to the sum of all cash and cash equivalent assets less the sum of

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all interest bearing debt and other debt like items, calculated using the same principles as in the NIBD1 calculation, all in accordance with Schedule 1.1.25. NIBD2 shall be measured as an average of the 24 calendar months finished before the Date of Exercise. If NIBD2 is a negative nominal figure, i.e. the debt items exceeding the cash items, this will affect the Option Purchase Price downwards and if NIBD2 is a positive nominal figure, i.e. the cash items exceeding the debt items, this will affect the Option Purchase Price upwards.

An example of the NIBD2 calculation is shown in Schedule 13.3a.

1.1.27	“Notice of Objection”	shall have the meaning set out in clause 13.5.

1.1.28	“Option Purchase Price”	shall have the meaning set out in clause 13.1.

1.1.29	“Option, Purchase Price Calculation”	shall have the meaning set out in clause 13.3.

An example of the Option Purchase Price Calculation is shown in Schedule 13.3.b.

1.1.30	“Owners”	shall mean Lars K. Hansen and Mogens K. Hansen.

1.1.31	“Parent Companies”	shall have the meaning set out in clause 10.3.

1.1.32	“Person”	shall mean any natural or legal person or entity.

1.1.33	“Party”	Holding and/or SGI as apparent from the context.

1.1.34	“Receiving Party”	shall have the meaning set out in clause 13.3.

1.1.35	“Second Holding”	shall have the meaning set out in clause 2.5.

1.1.36	“Serious Underperformance”	shall have the meaning set out in clause 8.3.2(ii).

1.1.37	“SGI Change of Control”	shall mean, with respect to SGI, at any time, the agreement or approval of any other transaction, or series of transactions, upon which any person or related group of persons (other than a SGI Affiliated person) obtains direct or indirect (through an intermediate person or otherwise) Control over SGI, it being understood that no SGI Change of Control shall be deemed to take place if the Stevanato Family remains in Control of SGI, or the change of Control is the result of SG or SGI becoming a listed company in which the Stevanato Family remains the ultimate major shareholder of SG or of SGI as the case may be.

1.1.38	“Stevanato Group”	shall mean Stevanato Group S.p.a. (Company No. 01487430280), a public limited liability company incorporated and validly existing under the laws of the Republic of Italy, having its registered office at Via Molinella 17, 35017 Piombino Dese (PD), Italy.

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1.1.39	“SGI”	shall mean Stevanato Group International A.S. Identification number (IČO) 44 112 548, a Slovakian Private joint stock company incorporated and validly existing under the laws of the Slovak Republic, having its registered office at Agàtovà 22, 84403 Bratislava, Slovakia.

1.1.40	“Shares”	shall mean shares issued by the Company from time to time.

1.1.41	“Share Capital”	shall mean the total share capital on a fully diluted basis of nominal DKK 1,600,000 in the Company.

1.1.42	“Signing Date”	shall have the meaning set out in clause 2.1.

1.1.43	“SPA”	shall mean the share sale and purchase agreement between SGI and SVM Holding executed on the date hereof.

1.1.44	“Transfer”	shall mean to sell, assign, transfer, pledge, mortgage, encumber or otherwise dispose of.

1.1.45	“Underperformance”	shall have the meaning set out in clause 8.3.2(i).

2	BACKGROUND AND PURPOSE OF THE AGREEMENT

2.1	At the date of the conclusion of this Agreement (the “Signing Date”) Holding transfers 65 per cent of the issued share capital of the Company (the “First Holding”) to SGI in accordance to the SPA.

2.2	The purpose of this Agreement is to govern the co-operation between the Parties as shareholders of the Company in the period of joint ownership and the terms for Holding’s expected exit as co-owner.

2.3	Prior to the Signing Date the Parties have agreed on a joint Business Plan for the Company under the co-ownership of SGI and Holding. The Business Plan is attached as Schedule 2.3.

2.4	The Parties have a mutual interest in the Company’s continuing development and growth. The purpose of the Business Plan is to define the target growth and the means to achieve that target.

2.5

Subject to the conditions in this Agreement, SGI shall have an option to purchase all but not some of the Shares owned by Holding, currently corresponding to 35 per cent of the issued share capital of the Company (the “Second Holding”). Additionally and subject to the conditions in this Agreement, Holding shall have an option to sell the Second Holding to SGI.

2.6

The Parties are under a mutual obligation to exercise their rights and obligations as shareholders and through their representatives on the Board in accordance with the principles and provisions of this Agreement. Any Party may as long as such Party remains shareholder in the Company demand that adequate provisions protecting the rights and obligations set forth herein be incorporated in the Articles at any time subsequent to the Signing Date. In case of Serious Underperformance Holding shall at the request of SGI be obliged to vote in favour of a resolution proposed by SGI at a General Meeting to remove clause 7 (Material decisions) of the Articles.

2.7	The provisions of this Agreement shall apply also to any additional Shares acquired or obtained by a Party.

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2.8	At the Signing Date after performance of the SPA, the Shares of the Company are held by the Parties as follows:

Shareholder	Nominal shares / DKK	Percentage
SGI	1,040,000	65.0%
SVM Holding	560,000	35.0%
Total	1,600,000	100%

2.9

In the event the Board or the Parties resolve to issue Shares or any other securities convertible to or exchangeable for Shares, the Parties shall be entitled, but not obliged, on a pro rata basis to purchase or subscribe to such additional Shares or securities in such amounts as are necessary to maintain a percentage ownership of the issued Shares at the same level as existing prior to the issuance of such new Shares or securities.

3	GENERAL MEETING

3.1	The General Meeting constitutes the highest authority of the Company.

3.1.1	Decisions by the General Meeting of the Company shall be made by a simple majority of votes among the shareholders, unless otherwise prescribed by applicable law, the Articles or this Agreement.

4	BOARD OF DIRECTORS

4.1	The Parties agree to contribute to ensuring a competent Board which at any time shall be qualified to be in charge of the overall management of the Company.

4.2	The Board shall consist of 5 (five) members elected by the General Meeting.

4.2.1	SGI shall at its own discretion be entitled to nominate 3 (three) members including the chairman of the Board.

4.2.2	Holding shall be entitled to nominate 2 (two) members to the Board.

4.3	The Parties shall be obliged to vote in favour of such persons as each of them has nominated in accordance with clause 4.2.

4.4	The Parties agree as of now that the first General Meeting to be held at Signing Date in compliance with the SPA shall appoint the following members of the Board:

4.4.1	SGI shall appoint Sergio Stevanato, Franco Stevanato, and Vannino Sartore.

4.4.2	Holding shall appoint Mogens K. Hansen and Thomas Folmann. Only in case of Mogens K. Hansen or Thomas Folmann being unable to continue in the Board, the Seller shall appoint a substitute.

4.5

The-Parties shall nominate directors who, together with the other directors, possess such qualifications as are necessary to appropriately supervise the conduct of and guide the executive board. A director or their close relatives may not be directly, or, indirectly involved financially or otherwise in businesses competing with the Company or its subsidiaries, if applicable, however, for the avoidance of doubt SGI and any Affiliate of SGI shall, for the purpose of clause 4.5, not be considered as competing business.

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4.6

No decision shall be made unless all Board members of the Company to the extent possible have had the opportunity to participate in the discussions relating to the matter in accordance with the Rules of Procedures, as defined in clause 4.10. The Board shall be capable of passing a resolution only if a majority of all board members are present, either in person or by proxy. Board members may participate in Board meetings through video link or by phone.

4.7	A board member who is unable to attend a Board meeting may grant written proxy to another Board member in order to vote on his behalf at the relevant Board meeting.

4.8

Decisions of the Board shall be adopted with simple majority among they Board members, unless otherwise prescribed by applicable law or this Agreement, cf. clause 5. In the event of an equality of votes, the chairman shall have the casting vote, cf. article 6.5 of the Articles.

4.9

If employee representatives are elected to hold representation on the Board (which will only occur if legally required), neither of the Parties shall use the votes of such, employee representatives to pass any decision of the Board which could not otherwise be passed or to block a decision of the Board which could otherwise be made hereunder.

4.10	The Board has adopted a set of Rules of Procedure attached as Schedule 4.10.

4.11	The CEO, cf. clause 6,1.1, is entitled to be present at the Board meetings, unless the Board in specific instances decides otherwise.

5	MATERIAL DECISIONS

5.1

Any resolution by the Board or a General Meeting of the Company on the matters listed in this, clause 5 shall be considered a “Material Decision” and, if not already provided under the Business Plan or any amendment thereof or any budget approved by at least one of the Board members nominated by Holding, shall not be valid and binding on the Company or any of the Parties unless consented, in case the matter is under the authority of the Board, by one of the Board members nominated by Holding, and in case the matter is under the authority of /handled by the, Parties at a General Meeting, both Parties.

5.1.1

Any major corporate decision, e.g. merger, demerger, consolidation, acquisition of a company or business, joint ventures or any other similar decision or material change to the business of the Company;

5.1.2	Transfer of the whole or substantial parts of the Company’s business or activities including Transfer of shares in subsidiaries, if any;

5.1.3

Any changes of the registered share capital of the Company, including capital increases or decreases other than necessary capital increases to cover losses of the share capital, cf. the Danish Companies Act clause 119, in which case Holding shall vote in favour of such capital increase provided the subscription price corresponds to market price as calculated by the Company’s auditor and that terms of the capital increase is in accordance with clause 2.9;

5.1.4	Transfer of material assets, including intellectual properties;

5.1.5	Establishment of subsidiaries;

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5.1.6	Approval of any material deviation or change of the strategy and guidelines provided under the, Business Plan;

5.1.7	Any major changes of the Company’s business or commencement of activities;

5.1.8	All investments including capital expenditures (CAPEX) in excess of EUR 100,000;

5.1.9

The Company’s issuance, application for or acceptance of any loan facilities (including for the avoidance of doubt any factoring arrangements) not included in a budget approved by the Board including at least one of the Board members nominated by Holding or pledging of any of the Company’s assets or the issuing of material guarantees and suretyships outside the ordinary course of business;

5.1.10	The purchase or sale of real estate and the entering into, amendments to, cancellation or termination of leases regarding real estate;

5.1.11	Relocation of the Company’s headquarters and main business address from its current location at Brogesvej, Silkeborg;

5.1.12	The commencement, of voluntary bankruptcy proceedings or suspension of payments;

5.1.13	Any amendment of the rules of procedure of the Board;

5.1.14	Any amendment of the Articles;

5.1.15	Appointment of new auditing firm not being one of the “big four” auditing firms, i.e. Deloitte, PwC, E&Y or KPMG;

5.1.16	The dismissal of the Owner’s, other than as provided under clauses 6.3 and 6.4; and

5.1.17

The entering into of any agreement with any Party or associate of a Party or with any third party in which any Party individually or together with its associates directly or indirectly holds a significant interest or making any material amendment in any such agreement provided that such agreement is not on arm’s length terms.

6	EMPLOYMENT OF THE OWNERS

6.1	As of the Signing Date the Owners are employed by the Company as follows:

6.1.1

Lars K. Hansen is CEO of the Company in accordance to the terms in the service contract dated on the Signing Date and addendum regarding remuneration and incentive scheme dated on the Signing Date attached as Schedule 6.1.1.

6.1.2

Mogens K. Hansen is head of department of the, Company in accordance to the terms in the service contract dated on the Signing Date and addendum regarding remuneration and incentive scheme dated on the Signing Date attached as Schedule 6.1.2.

6.2

Any changes in the service contracts, cf. Schedule 6.1.1 - 6.1.2, and the overall charge of Lars K. Hansen respectively Mogens K. Hansen not agreed upon in the Business Plan, cf. Schedule 1.1.7, will require the consent of both Parties, and Lars K. Hansen respectively Mogens K. Hansen. In case of inconsistencies between the service contracts and the Agreement, the terms of the service contracts shall prevail.

6.3

The employment of the Owners may not be terminated by the Company or the Owner in question as long as the Owner in question indirectly through Holding holds shares in the Company with the following exceptions:

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6.3.1	In the event of material breach by the Owner in question or the Company the employment can be terminated by the party not in breach immediately;

6.3.2	In the event of incapacitating illness or death the employment shall be terminated according to the provisions in the service contract;

6.3.3

The employment of any Owner can be terminated immediately in case of Underperformance or Serious Underperformance (as defined below). In any case of termination of an Owner due to Serious Underperformance the rights of Holding under clause 5 will immediately cease to apply.

6.4	The employment of an Owner who has ceased to hold shares in the Company indirectly through Holding may be terminated according to the applicable service agreement.

7	ACCOUNTING PRINCIPLES, FINANCIAL REPORTING AND AUDITOR

7.1	The annual report of the Company shall be prepared in accordance with (i) the Danish Financial Statements Act, (ii) Danish GAAP and (iii) the Accounting Principles.

7.2	The annual report of the Company shall be audited by one reputable firm of certified public accountants elected by the General Meeting of the Company for one year at a time.

7.2.1

The Parties have agreed that R&D costs of up to 1.5% of the Company’s yearly value of production may for the purpose of calculating the EBITDA be capitalized. Capitalization of a larger amount than mentioned before requires for the purpose of calculating the EBITDA the consent of SGI. The corporate charges that SGI will charge to the Company shall be considered up to 3% of the Company’s yearly value of production, as defined in Schedule 1.1.14, for the purpose of calculating the EBITDA.

7.3

In the event the Accounting Principles of the Company are changed the effect of such changes shall for the purpose of calculating the EBITDA and NIBD2, be neutralized and the effect of such changes must therefore at all times be measurable.

7.4

In case the Company at a later stage should acquire the Silkeborg Property either by means of purchasing the Silkeborg Property itself or by acquiring the shares in the Real Estate Company (as defined in the SPA), the effect (if any) of such acquisition shall for the purpose of calculating the EBITDA and NIBD2, be neutralized as the pricing mechanism negotiated between the Parties for the purpose of calculating the Option Purchase Price is based in the current situation where the Company rents the Silkeborg Property according to the terms in the lease agreement between the Company and the Real Estate Company. An example of the EBITDA and NIBD2 calculation in case the Company acquires the Silkeborg Property is provided in Schedule 1.1.14 and 13.3a respectively.

7.5

For the avoidance of doubt the specific methods for calculating EBITDA and NIBD2 should be in accordance with (i) schedule 1.1.14 and schedule 13.3a, (ii) methodology and Accounting Principles (including practices and estimates consistently applied) and (iii) The Danish Financial Statements act (Danish GAAP). In the event of any inconsistencies between (i)-(iii), (i) shall prevail over (ii) and (iii) and (ii) shall prevail over (iii). By example, to the extent the application of (i) has the effect that entries based on (ii) are incorrect or misleading, the necessary restatements and other changes shall be made regardless whether such actions are contrary to (ii).

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7.6	The Company shall provide each Party with such financial, management or other information as the Parties may reasonably request from time to time.

7.7

The Company shall as a part of the monthly reporting to the Board calculate the NIBD figure of the previous calendar month and shall by doing so over time establish a rolling 24 month average NIBD calculation in order for the Board to be able to (over time) evaluate the NIBD position of the Company. When reporting the NIBD any amount in other currencies than EUR shall be converted into EUR using the exchange rate published by the source mentioned in clause 13.3 at 8.00 a.m. on the last Business Day of each month for which monthly NIBD is being reported. For the avoidance of doubt, for the specific methods for converting into EUR any NIBD amount, refer to Schedule 13.3a.

7.8

Under Danish law if a majority of the Board approves the annual report, the minority is legally obliged to sign the annual report. Due to this fact and due to the fact that the Accounting Principles may be changed, cf. clause 7.3, the Parties expressly agrees that the signing of the annual report shall be attributed no significance whatsoever when determining the Option Purchase Price.

8	THE COMPANY’S BUSINESS ACTIVITIES

8.1	Stand-alone-business

8.1.1

As from the Signing Date and until Holding ceases to hold Shares in the Company, the Company is to be run as a stand-alone-business consistently with the long term strategy of the Stevanato Group unless otherwise agreed upon within the Business Plan or at a later stage agreed upon by both Parties. This shall have the effect that when conducting the business of the Company, the Management and the Board of the Company shall only take into consideration the best commercial interests of the Company as a stand-alone-business, including but not limited to the Company’s agreements with the Parties and with third parties, including but not limited to the Holding’s Affiliated companies and SGI’s Affiliated companies.

8.2	The Business Plan and deviations from the Business Plan

8.2.1	Both Parties shall apply their best efforts to contribute to the realization of the goals in the Business Plan.

8.2.2

Due to fact that the achievement of the goals in the Business Plan and the goals in the budgets adopted from time to time is under the influence of a variety of parameters not all controlled by the Parties the Parties cannot in general issue a mutual guarantee with regard to the achievement of the goals. Only in case of Underperformance and Serious Underperformance (as defined below) the absence of achievement will trigger certain rights in this Agreement.

8.2.3

The Parties may decide to deviate from or materially change the strategy and guidelines provided under the Business Plan in accordance with clause 5.1.6. Both Parties acknowledge that part of the Business Plan will be budgets and economic goals for the Company; that reality for better or worse always differs from such goals, and that this should not by itself be considered a deviation from or change of the Business Plan that must be agreed upon by the Parties.

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8.3	Underperformance

8.3.1

The Parties agrees that lack of performance by the management of a company will ultimately lead to underperformance of the company. If the management performs well, this will on the other hand ultimately lead to the company performing well. The Parties have agreed upon a pricing mechanism regarding the Second Holding to the effect that if the Company performs below expectations, this will lead to a lower Option Purchase Price regarding the Second Holding.

8.3.2

The Company will be considered to be in a state of underperformance in the following cases: (i) for at least two consecutive years the Company’s EBITDA is 75% or more lower than as indicated in the Business Plan attached as Schedule 2.3 hereto (“Underperformance”); and (ii) for at least two consecutive years the Company’s EBITDA is 0 or negative (the “Serious Underperformance”).

8.4	Arms-length terms

8.4.1

All agreements between the Company and a Party or Affiliated persons or companies shall be made on usual arm’s length terms. Thus, no Party is entitled to obtain any special advantages from trading or co-operating with the Company, nor is any Party under an obligation to trade or co-operate with the Company on terms particularly advantageous to the Company.

9	DIVIDEND POLICY

9.1	Dividend may be declared in accordance with the Danish Companies Act.

10	RESTRICTIONS ON PLEDGE AND TRANSFER / TRANSFER OF SHARES

10.1

SGI has the right to purchase Holding’s Shares in the Company in accordance to the provisions set forth in clause 11. Holding has a right to sell its Shares to SGI in accordance to the provisions set forth in clause 12.

10.2

Holding has no right to Transfer its Shares in the Company to any third party. SGI has the right to transfer all but not some of its Shares in the Company to a third party subject, except for transfers under clause 14, to the consequences for SGI set forth in clause 12.4.3.

10.3

The restrictions and terms set forth in the clause 10.2 shall apply mutatis mutandis to any Transfer of shares in Holding or another company, which direct or indirect holds shares in Holding (the “Parent Companies”).

10.4

A provision shall be included in the Articles stating that any Transfer of shares requires the consent from the Board of Directors. Such consent shall not be given if a Transfer of shares is contrary to the provisions of the Agreement but shall, on the other hand, not be unreasonably withheld if a Transfer takes place in accordance with the Agreement.

10.5

The Company has not issued share certificates. The Company’s register of shareholders shall be endorsed with a statement that the Shares and any transfers thereof are subject to the terms of this Agreement and the Articles.

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10.6

Any Transfer by a Party of Shares in the Company in violation of this Agreement shall be deemed to imply a material breach of this Agreement and the other Party shall in addition to any other remedies available to it be entitled to take all legal actions necessary to prevent the sale or transfer or to have it reversed.

11	SGI CALL OPTION

11.1	Subject to the terms of this clause 1, SGI shall have the right to purchase, and Holding the obligation to sell, the Second Holding (the “Call Option”).

11.2	Unless otherwise provided below, the Call Option is exercisable only for all but not some of the Shares comprised by the Second Holding.

11.3	The Call Option may be exercised on or after 1 January 2021 (the “Maturation Date”).

11.3.1

The Parties shall as soon as possible after the Maturation Date provide for the Company to prepare a calculation of EBITDA. For the purpose of this calculation the Maturation Date shall be considered the Date of Exercise.

11.3.2

If the calculation of EBITDA, cf. clause 11.3.1, shows an EBITDA below € 2,000,000, the Maturation Date of the Call Option is postponed by 12 months from the original Maturation Date to the effect that the Call Option cannot be exercised before the end of the 12-month period.

11.3.3

At the end of the 12-month period a new calculation of EBITDA shall be prepared by the Company. If the EBITDA according to the new calculation is still below € 2,000,000, the Maturation Date shall be postponed by another 12 months. Postponement can take place a maximum of 3 times, leading to a maximum postponement of the Maturation Date of 3 years, i.e. until 1 January 2024.

11.4	In the following situations the Call Option shall become exercisable instantly:

11.4.1

In case the Parties cannot agree to Material Decisions or other decisions or actions comprised by clause 5.1 or clauses 8.1.1 and 8.2.3, SGI shall at its own discretion be entitled to exercise the Call Option regardless of the Maturity Date. In this case the Option Purchase Price shall be the higher of (i) € 4,700,000 (fourmillionseven-hundredthousand Euros) or (ii) the price calculated according to clause 13.1.6.

11.4.2

In case both Owners are permanently unable to perform their services for the Company due to either death or incapacitating illness, SGI shall at its own discretion be entitled to exercise the Call Option regardless of the Maturity Date. In this case the Option Purchase Price shall be calculated according to clause 13.1.6.

11.4.3

In case of both Owners resigning their positions in the Company without the Company or SGI having reasonably caused such resignation (e.g. it being understood that mere disagreement cannot be just cause of resignation), and such resignation is not due to death or incapacitating illness of an Owner, SGI shall be entitled to exercise the Call Option regardless of the Maturity Date. In this case the Option Purchase Price shall be fixed at € 1.00 (one Euro). In case this clause 11.4.3 only applies to one of the Owners the Call Option shall become exercisable for only half of the Second Holding.

11.4.4

In case of (i) very serious breach by both Owners of their obligations under the service agreements mentioned in clause 6.1 that would entitle the Company to terminate the service agreements without notice and (ii) such breach remains uncured for a period of more than 15 (fifteen) Business Days after SGI giving notice of such breach, SGI shall

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be entitled to exercise the Call Option regardless of the Maturity Date. In this case the Option Purchase Price shall be calculated according to clause 13.1.6. In case this, clause 11.4.4 only applies to one of the Owners (e.g. if only one of the Owners is in very serious breach of his obligations under his service agreement mentioned in, clause 6.1 that would entitle the Company to terminate the service agreements without notice) the Call Option shall become exercisable for (17.5 x (65/82.5)) = 13.79 percent of the Shares (such proportion to be adjusted accordingly in case SGI and Holding will have shares in the Company not reflecting the 5/35% initial percentages), and in this, case the Option Purchase Price shall be calculated according to clause 13.1.6 and clause 13.2.

11.4.5

In case of (i) material’ breach by both Owners of their obligations, under any of clause 2.6, the final sentence, 10 and clause 18 of this Agreement and (ii)) such’ breach remains uncured for a period of more than 15 (fifteen) Business Days after SGI giving notice of such breach, SOT shall be entitled to exercise the Call Option regardless of the Maturity Date. In this case the Option Purchase Price shall be fixed at € 1.00 (one Euro). In case this, clause 11.4.5 only applies to one of the Owners the Call Option shall become exercisable for only half of the Second Holding.

11.5	In the event that SGI wishes to exercise the Call Option, SGI shall give the Exercise Notice to Holding.

11.6	The Option Purchase Price shall be calculated according to the provisions in clause 13.

11.7

The date of transfer of the Shares shall be 10 (ten) Business Days after the final calculation of the Option Purchase Price is announced, cf. clause 13. At the date of transfer, SGI shall pay the Option Purchase Price for the Shares by wire transfer of immediately available funds to adding’s bank account against delivery of such documents of transfer as may be required by the laws of Denmark to transfer the Shares, free and clear of any encumbrances, duly executed and completed in favour of SGI, and Holding is not obliged to make any representation or warranties except that Holding has the unimpeded title to the Second Holding.

11.8	The Owners hereby undertake to employ their powers as indirect shareholders in Holding to ensure the fulfilment by the Holding of all the Holding’s obligations provided under this clause 11.

12	HOLDING PUT OPTION

12.1

Subject to the terms and conditions of this clause 12, Holding shall have an option to sell the Shares owned by Holding corresponding to 35 per cent of the issued share capital of the Company to SGI (the “Put Option”).

12.2

The Put Option is exercisable for either all of or half of the Shares comprised by the Second Holding. If the Put Option is exercised for only half of the Shares comprised by the Second Holding the Put Option can be exercised for all but not some of the rest of the Shares comprised by the Second Holding at a later point on the terms and conditions of this clause 12.

12.3	The Put Option may be exercised on or after 1 January 2019.

12.4	In the following situations the Put Option shall become exercisable instantly:

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12.4.1

In case (i) SGI and its group of Affiliated companies without the prior accept of Holding acquires or commences activities competing with the Company or (ii) SGI Change of Control, Holding shall be entitled to exercise the Put Option instantly. In this case the Option Purchase Price shall be the higher of € 4,700,000 (four million seven hundred thousand Euros) or the price calculated according to clause 13.1.6.

12.4.2

In case of the death of an Owner, Holding shall be entitled to exercise the Put Option instantly, but only for half of the shares comprised by the Second Holding. In this case the Option Purchase Price shall be calculated according to clause 13.1.6. If the other Owner subsequently dies, this clause 12.4.2 shall apply mutatis mutandis.

12.4.3

In case of transfer of shares by SGI other than as permitted under clause 14, cf. clause 10.2, Holding shall be entitled to exercise the Put Option instantly. In this case the Option Purchase Price shall be fixed at € 11,200,000 (eleven million two hundred thousand Euros). If this Put Option is exercised by Holding the entire clause 18 (non-competition etc.) shall on request of SOT be repeated by Holding and the Owners towards and in favour of the third party purchasing the Shares from SGI.

12.4.4

In case of (i) material breach by SGI of its obligations under the clauses 4.3, 5, 6.2 or 10.2 of this Agreement and (ii) such breach remains uncured for a period of more than 30 (thirty) Business Days, Holding shall be entitled to exercise the Put Option instantly. In this case the Option Purchase Price shall be fixed at € 11,200,000 (eleven million two hundred thousand Euros).

12.5	Clauses 11.5 - 11.7 shall apply mutatis mutandis to Holding’s Put Option.

13	OPTION PURCHASE PRICE

13.1	The share purchase price of the Second Holding (the “Option Purchase Price”) shall be calculated according to the following provisions:

13.1.1

In the event that SGI in its group structure charges management fees or other overhead expenses in excess of 3% of the Company’s yearly value of production as provided in the Business Plan of the Company, or which are not related to specific projects or specific services for which the Company would otherwise engage independent supplier or use additional internal resources, such fees etc. shall be added to the Target’s EBITDA for the purpose of calculating the Option Purchase Price.

13.1.2	In no event the Option Purchase Price can be lower than € 1.00 or higher than 11,200,000.

13.1.3	If the EBITDA is below € 1,500,000 (one million five hundred thousand Euros), the Option Purchase Price shall be € 1.00 (one Euro).

13.1.4	If the EBITDA is at or above € 1,500,000 (one million five hundred thousand Euros) but below € 2,000,000 (two million Euros), the Option Purchase Price shall be calculated as

€ 1,200,000 + 0.35 x (NIBD2 + NIBD1)

13.1.5	If the EBITDA is at or above € 2,000,000 (two million Euros Euros) but below € 2,500,000 (two million five hundred thousand Euros), the Option Purchase Price shall be calculated as

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€ 4,700,000 + 0.35 x (NIBD2 + NIBD1)

13.1.6	If the EBITDA is at or above € 2,500,000 (two million five hundred thousand Euros), the Option Purchase Price shall be calculated according to the following formula:

Option Purchase Price = 0.35 x ((EBITDA x 7.5) + NIBD2 + NIBD1)

Example 1:

If — for instance — EBITDA is assumed to be € 3,500,000, the NIBD1 is assumed to be € -1,000,000 and the NIBD2 is assumed to be € 1,500,000, the Option Purchase Price shall be:

0.35 x ((3,500,000 x 7.5) + 1,500,000 + -1,000,000)) = € 9,362,500

13.2

The Parties agree and acknowledge that the Option Purchase Price resulting from the formulas set forth above under clause 13.1 and the floor prices set forth in clauses 11.4.1, 12.4.1, 12.4.3 and 12.4.4 above have been determined assuming that such prices are for a number of shares of the Company representing 35% of the share capital of the Company. Should the shares to be transferred to SGI represent a different percentage of the share capital of the Company, the relevant price shall be adjusted as to reflect such different percentage.

13.3

The Party who chooses to exercise the Call or Put Option (the “Exercising Party”) must within 20 Business Days after submission of the Exercise Notice deliver to the receiving part (the “Receiving Party”) a draft calculation of (i) the EBITDA calculated in accordance with Schedule 1.1.14, (ii) the NIBD2 calculated in accordance with Schedule 13.3a and the Accounting Principles and (iii) the Option Purchase Price (collectively the “Option Purchase Price Calculation”). The Option Purchase Price Calculation shall be prepared using the template attached in Schedule 13.3b.

The Option Purchase Price Calculation shall be expressed in EUR. Therefore EBITDA and NIBD1 and NIBD2 shall be expressed in EUR applying the convertion mechanism set in Schedule 1.1.14, 1.1.25 and 13.3a respectively.

13.3.1

If the annual report for the last accounting year before the year in which the Exercise Date falls has not yet been approved by the General Meeting of the Company, the Parties shall mutually undertake all reasonable efforts to prioritize the process of completing and approving the annual report, and the deadlines in clause 13.3 shall be calculated as from the first Business Day after the approval of the annual report at the General Meeting.

13.3.2

If the Date of Exercise is in the period between 1 July to 31 December, instead of calculating EBITDA as an average of the last three finished accounting years, EBITDA shall be calculated as an average of the last two finished accounting years prior to the year in which the Date of Exercise falls and the sum of 50 per cent of the EBITDA of the third accounting year prior to the year in which the Date of Exercise falls and the EBITDA for the first six months of the accounting year, in which the Date of Exercise falls (i.e. when calculating the average EBITDA, the third last accounting year is substituted by the sum of half of the third last accounting year and the first half of the current accounting year). Apart from the before mentioned change, EBITDA shall be calculated according to the provisions above. For the purpose of calculating the EBITDA, an interim account for the period from 1 January to 30 June of the year in

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which the Date of Exercise falls, shall be prepared. The interim account shall be prepared as if it was an annual account and shall be audited by the Company’s accountant and approved by both Parties. The Parties shall mutually undertake all reasonable efforts to prioritize the process of completing and approving the interim account, and the deadlines in clause 13.3 shall be calculated as from the first Business Day after the approval of the interim account at the general meeting. The cost of preparing the interim account shall be borne by the Company.

13.4

If the Receiving Party agrees with the Option Purchase Price Calculation, the Option Purchase Price Calculation is final and binding on the Parties and constitutes the final EBITDA, the final NIBD2 and the final Option Purchase Price, respectively.

13.5

If the Receiving Party disagrees with any part of the Option Purchase Price Calculation, the Receiving Party shall deliver a written notice (the “Notice of Objection”) to the Exercising Party. The Notice of Objection must specify in detail the nature and amount (estimated if necessary) of the Receiving Party’s disagreement(s). The Notice of Objection must be delivered to the Exercising Party no later than 20 (twenty) Business Days after the Receiving Party’s receipt of the Option Purchase Price Calculation, failing which the Option Purchase Price Calculation becomes final and binding on the Parties and constitutes the final EBIDTA, the final NIBD2 and the final Option Purchase Price, respectively.

13.6

In the event that the Receiving Party has timely submitted a Notice of Objection to the Exercising Party, the Parties shall endeavour to resolve their differences within 20 (twenty) Business Days after the Exercising Party’s receipt of the Notice of Objection, failing which all items stated in the Notice of Objection on which the Parties have not reached written agreement (the “Disputed Items”) shall be submitted to the Expert.

13.7

The Expert shall be an accountant appointed by FSR Danske Revisorer from among the following firms: PwC, E&Y or KPMG. If FSR Danske Revisorer cannot or will not appoint an accountant from among its accountants to act as Expert, the Expert shall be an accountant from an internationally recognised accounting firm with no relations to either Party during the preceding three (3) years, unless otherwise agreed by the Parties. If the Parties cannot agree on the appointment of the Expert within 20 (twenty) Business Days from expiry of the period referred to in clause 13.6, the Expert shall be appointed by the FSR Danske Revisorer at the request of either Party.

13.8

Each Party shall give (and SGI shall procure that the Company shall give) the Expert such access to all information and documentation as well as to the Company’s management and, accounting staff which in the opinion of the Expert is relevant for the assessment and resolution of the Disputed Items.

13.9

The Expert shall assess and resolve the Disputed Items in accordance with the Agreement and the Accounting Principles as soon as possible (the Expert shall only assess and resolve the Disputed Items and no other items in the Option Purchase Price Calculation) and shall, based on such assessment and resolution, determine the EBIDTA, NIBD2 and the Option Purchase Price, respectively. The Expert shall act as expert only and is not competent to make decisions concerning the legal interpretation of the Agreement.

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13.10

The Option Purchase Price Calculation, as determined by the Expert, is final and binding on the Parties and is not subject to review or amendment by arbitration, cf. clause 25, subject only to fraud or manifest error.

13.11

The Expert shall decide on the allocation of the Expert’s costs and expenses between the Parties. The Expert shall take into consideration the degree to which the Expert’s resolution on the Disputed Items is in favour of the Parties’ respective positions,

13.11.1

Both the Exercising Party and the Receiving Party shall in accordance with the principle of 13.8 above be given access to all documentation, information, management and accounting, personal in order to respectively draft or evaluate the Option Purchase Price Calculation.

14	CERTAIN INTRA-GROUP TRANSFERS

14.1

A Party shall, be allowed to transfer all of its Shares to its Affiliates, provided that (i) the Affiliate irrevocably and unconditionally adheres to this Agreement; and (ii) the original Party remains guarantor for the performance of the obligations of the Affiliate and subject to the conditions that the agreement between the Party and its Affiliate (the “Affiliate-Investment Agreement”):

14.1.1	respects and does not hinder the proper operation of this Agreement;

14.1.2	precludes further disposals of the relevant Shares by such Affiliate;

14.1.3	insures that the relevant Shares shall be subject to all rights and obligations according to this Agreement; and

14.1.4

if a Party transfers all or some of its Shares to an Affiliate in accordance with this clause 14 and such Affiliate at any time after such transfer is no longer considered an Affiliate of the transferor for the purpose of this Agreement, the transferor and the Affiliate shall be obliged to ensure that all Shares held by the former Affiliate shall be transferred to the transferor.

14.2

Any Affiliate-Investment Agreement must be disclosed to and approved by the other Party prior to completion of any transfer of Shares to an Affiliate pursuant thereto, such approval not to be unreasonably withheld. No Affiliate-Investment Agreement may be amended without the prior written consent of the other Party, such consent not to be unreasonably withheld.

14.3

For the avoidance of doubt, the restrictions of clause 10 shall not apply to transfers made in accordance with this clause 14. No Party shall avoid the provisions of this Agreement by making one or more Transfers to one or more permitted transferees under this clause 14 and then disposing of all or any portion of such Party’s interest in any such transferee, and any transfer or attempted transfer in violation of this covenant shall be considered null and void.

14.4

Irrespective of a Party’s transfer of Shares in accordance with this clause 14 such Party shall still, mutatis mutandis, be subject to the obligations set out in this Agreement as if the Party had not transferred the Shares.

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15	WAIVERS

15.1

No delay or omission by any Party in exercising any right, power or remedy provided by law or under this Agreement shall affect that right, power or remedy, or operate as a waiver thereof, except as specifically set out in this Agreement.

16	NO ASSIGNMENT

16.1	This Agreement or any part thereof is not assignable by either of the Parties without the prior written consent of the other Party.

17	PARENT COMPANY GUARANTEE

17.1	Stevanato Group by cosigning this Agreement guarantees to Holding due performance by SGI of all of its obligations and liabilities under and in accordance with the Agreement.

17.2

If at any time SGI fails to perform any of its obligations under the Agreement, Stevanato Group shall perform (or procure the performance of) SGI’s obligations under the Agreement and shall pay any sums that may be payable under the Agreement in consequence of the non-performance of SGI of any of its obligations there under.

17.3

Nothing herein shall be construed as imposing greater obligations and liabilities on Stevanato Group than are imposed on SGI under the Agreement and Stevanato Group’s cumulative liability hereunder shall be limited to the same limits as those applicable to SGI under the Agreement. Stevanato Group shall be entitled to all defences, limitations and exclusions available to SGI under the Agreement.

17.4	The guarantee by Stevanato Group shall extend to any variation of or amendment to the Agreement and to any agreement supplements thereto agreed between Holding and SGI.

18	NON-COMPETITION ETC.

18.1

For as long as an Owner indirectly owns shares in the Company and for a period of three (3) years after the time when the Owner no longer indirectly holds shares of the Company, the Owner together with his Parent Company undertakes not to and shall ensure that no fully or partially owned entity of them will, directly or indirectly, on their own account, in conjunction with, in assistance of, or on behalf of any natural or legal person or entity, do any of the following:

(1)

be engaged or economically interested in any capacity whatsoever in any activity which is directly competing with the activity of the Company or directly competes with any business of the Company in any jurisdiction in which the Company conducts any business;

(2)

(a) enter into any contract for sale and purchase with any person who has at any time within three years prior thereto been a customer, representative, agent, or supplier of any member of the Company, (b) accept business from any such person, and (c) contribute to such customers terminating their business relationship with the Company. Clause 18.1(2) shall only apply in so far as the relevant activity is conducted in favour of a business which competes directly with any business of the Company in Denmark or any other jurisdiction.

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18.2

For the purpose of clause 18.1 the then current activities of the Company at the time when the relevant Owner ceases to be a direct or indirect shareholder of the Company shall be taken into consideration, i.e. new activities commenced by the Company after the relevant Owner has ceased to be a direct or indirect shareholder of the Company shall not be covered by the non-compete clause and activities then no longer being part of the business of the Company shall not be covered by the non-compete clause.

18.3

If a an Owner violates this clause 18, the Owner shall pay to the Company an agreed penalty in the amount of EUR 75,000 for each violation. Notwithstanding payment of an agreed penalty, the Company and/or SGI shall be entitled to request the issue of an injunction without any provision of security, against any activities of the Owner in violation of this provision and to claim damages in excess of any penalties paid. In case a breach of clause 18 is upheld, the breaching party is obligated to pay such liquidated damages for each month during which the violation in question is upheld after having received written notification from SGI to cease the violation. In excess of demanding payment of the aforementioned liquidated damages, SGI is entitled to claim damages in accordance with the general principles of Danish law. The payment of the liquidated damages or damages or of an amount corresponding to the enrichment does not cause clause 18 to cease to have effect.

18.3.1	SGI is further entitled to seek an injunction without security as a result of a breach of clause 18.

18.3.2	This clause 18 shall survive in case of termination of this Agreement.

19	ENTIRE AGREEMENT AND INTERPRETATION

19.1

This Agreement with pertaining Schedules constitutes the entire shareholders’ agreement and replaces any previous agreements on this matter between the Parties. Previous drafts of this Agreement or individual provisions hereof and the fact that such provisions have been left out or only included in another form shall not affect the interpretation of the Agreement. A Party’s inactivity in relation to the other Party’s statement about the interpretation of a provision will not make such statement binding on the inactive party.

19.2

This Agreement has been drafted by the parties together, both having been represented by an attorney. Neither party shall be deemed the draftsman of the Agreement or any parts hereof for interpretation purposes.

19.3	The headings of this Agreement are included for ease of use only and shall not affect the interpretation of the Agreement.

19.4

Where contractual provisions are invalid or unenforceable, they shall be replaced through loyal negotiation or interpretation by provisions leaving the parties financially, to the greatest extent possible, as if the said provisions had been valid and enforceable.

20	BREACH

20.1

In the event that a Party is in material breach of this Shareholders’ Agreement, and — if remediable — if such breach and its effects are not remedied by the Party in breach without undue delay and in any event within 15 (fifteen) Business Days following written notice by the other Party or the Company demanding the Party in breach to undertake such remedy, this shall entitle the other Party to seek any and all remedies provided under this Shareholders’ Agreement or by the applicable law.

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21	AMENDMENTS

21.1

If the Parties conclude an agreement to amend this Agreement, they intend to prepare the amending agreement in writing. Negotiations on amendments of agreement or oral statements on amendments of agreement shall only be considered final agreements or promises once a written agreement has been concluded. The Party intending to claim that the Parties have agreed on an amendment of this Agreement without such written agreement shall bear the full burden of proof thereof.

22	CONFIDENTIALITY

22.1

Information acquired or received by any Party regarding the other Party or the Company in connection with this Agreement (or any related agreements) as well as the content of this Agreement (and any related agreements) shall be considered to be confidential information, which a Party, without limitation of time, shall not disclose to any third parties except:

22.1.1	with the prior written consent of the other Party and the Company, as applicable;

22.1.2

as may be required by any applicable law, applicable accounting, regulated market or stock exchange regulations or order of a court of competent jurisdiction or an arbitration tribunal in a competent jurisdiction;

22.1.3	to its auditors, legal counsels and other advisors who are required by law or who otherwise agree to maintain the confidentiality of such information; or

22.1.4	to its owners or major shareholders provided that they agree to maintain the confidentiality of such information.

22.2	Disclosures being made pursuant to clause 22.1.2 above shall not be made without prior notice to the other Party.

22.3

The above confidentiality obligations shall not apply to information which is disclosed to a Party (the “Recipient”) and which either (i) at the time of such disclosure was in the public domain, or (ii) after such disclosure comes in the public domain through no fault of the Recipient, or (iii) which can be shown by the Recipient to have been known to it at the time of the disclosure or (iv) to have been made available to it subsequent to disclosure by a third party which was legally entitled to pass on such information.

22.4

Each Party shall cause its respective employees, agents and representatives not to disclose to any third party or to use or exploit for any purpose whatsoever (other than in connection with its employment with or representation of such Party) any such information, which the Party itself is prohibited from disclosing or using pursuant to this clause 22, except as otherwise permitted by clause 22.1.

22.5	The Parties shall agree upon the time and form of the announcement of a Transfer of Shares according to the Call Option or Put Option.

22.6	This clause 22 shall survive for a period of 2 years at any termination of this Agreement, regardless of the reason therefore.

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23	TERM

23.1	Once it has come into force pursuant to clause 25 below, this Agreement is irrevocable.

24	NOTICES

24.1	Following Signing of the Agreement, any notice to the Parties shall be in writing and be delivered personally or sent by e-mail or registered letter to the following addresses:

(1) If to Holding:	With a copy to:

ML 2016 Holding ApS	Advokatfirmaet
Brogesvej 10	Tommy V. Christiansen
DK 8600 Silkeborg	Søren Frichs Vej 42A
DK 8230 Åbyhøj
E-mail: lh@svm.dk	Fax +45 7011 0801
E-mail: ml@tvc.dk
Att.: Lars K. Hansen	Att.: Morten Breum-Leer

(2) If to SGI:	With a copy to:

Stevanato Group International	Studio Legale Spinazzi Azzarita
A.S.	Troi
IČO: 44 112 548 Agàtovà	Via Tommaseo 69/D
2284403 Bratislava	35121 Padova
Slovakia	Italy
Fax:	Fax: (+39) 049 807 7827
mauro.stocchi®stevanatogroup.com	E-mail: alvise.spinazzi@studiosat.it

Att.: Mauro Stocchi,	Att: Avv Alvise Spinazzi

24.2

By giving notice in accordance with clause 24.1, a Party may notify the other Party of a change of its name, address or other information provided in clause 24.1, after which such changed name, address or other information will apply to notices given, under the Agreement.

25	GOVERNING LAW AND DISPUTES

25.1

This Agreement shall be governed by and construed in accordance with Danish law without reference to its principles of conflicts of law which would require the application of the laws of any other jurisdiction.

25.2

Any and all disputes that may arise in connection with this Agreement, including disputes concerning the existence or validity of the Agreement, which cannot be settled through negotiations, shall be resolved through arbitration arranged by the Danish Institute of Arbitration in accordance with the rules of arbitration procedure adopted by the Danish Institute of Arbitration and in force at the time when such proceedings commence. The domicile of the Court of Arbitration shall be Copenhagen, Denmark. Decisions made by the arbitration panel or its majority shall be final, binding and enforceable. The arbitration shall be conducted in English.

25.3

Each Party will appoint one (1)) arbitrator. The Danish Institute of Arbitration will appoint one (1) additional arbitrator, who will be the chairman of the arbitration court. In the event; that a Party has not appointed its arbitrator within 30 (thirty) days after such Party has submitted or received notice of arbitration, such Party’s arbitrator will also be appointed by the Danish Institute of Arbitration.

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25.4	The above arbitration, clause shall not prevent a party from bringing any breach of the Agreement before the ordinary courts for the purpose of applying for provisional remedies.

26	CONDITIONS

26.1	This Agreement shall enter into force when Closing according to Schedule 2.8 has been completed.

27	COPIES OF AGREEMENT

27.1

This Agreement is made in two original copies, of which SGI and Holding will receive one. The Undersigned persons represent that they together may enter into legally binding agreements on behalf of SGI respective Holding.

-------- o --------

SVM Holding ApS

/s/ Lars Hansen	/s/ Mogens Hansen
Name: Lars Hansen	Name: Mogens Hansen
Title: Director	Title: Director
Date: 28/01/2016	Date: 28/01/2016

Stevanato Group International A.S.

/s/ Mauro Stocchi
Name: Mauro Stocchi	Name:
Title: Director	Title:
Date: 28/01/2016	Date:

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For the acceptance of the guarantee issued by the Parent Company, Stevanato Group, according to clause 17 :

/s/ Franco Stevanato
Name: Franco Stevanato
Title: Chief Executive Officer
Date: 28/01/2016

For acceptance of clauses 11.8 and 18:

/s/ Lars Hansen	/s/ Mogens Hansen
Name: Lars Hansen	Name: Mogens Hansen
Date: 28/01/2016	Date: 28/01/2016

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